Exhibit 99.1

SuperCom Ltd.

NOTICE OF

ANNUAL GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS

September 30, 2015

Notice is hereby given that the 2015 Annual General Meeting of the Shareholders (the “Meeting”) of SuperCom Ltd. (the “Company”) will be held at the offices of SuperCom Ltd, 1, Arie Shenkar Street, Hertzliya Pituach, Israel, on September 30, 2015, at 6:00 P.M (Israel time), for the following purposes:

1.	To appoint Deloitte Brightman Almagor Zohar & Co. as the Company's independent public accountants for the year ending December 31, 2015 and to authorize the Company’s Audit Committee to fix the remuneration thereof in accordance with the volume and nature of their services.

2.	To re-elect two (2) directors for terms expiring at our 2016 Annual General Meeting of Shareholders.

3.	To re-elect our external director for additional term of 3 years commencing as of December 27, 2015

4.	Presentation and Discussion of the Company's 2014 Consolidated financial statements.

Shareholders of record at the close of business on August 25, 2014 will be entitled to receive notice of, and to vote at the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible.

By Order of the Board of Directors,
SuperCom Ltd.

Date: August 25, 2015

SuperCom LTD.

1 Arie Shenkar Street

Herzlia Pituach

Israel

________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

September 30, 2015

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Proxy Statement and Proxy Card

are available at:

http://www.supercom.com/index.asp?module=news&item_id=51

We are sending you this Proxy Statement because you hold Ordinary Shares of the Company, NIS 0.25 par value each (the "Ordinary Shares"). The Board of Directors of the Company (the "Board") is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the Meeting or at any adjournment of the Meeting.

How You Can Vote

You can vote your shares by attending the Meeting or by completing, signing and returning the Proxy Card. Attached is the Proxy Card for the Meeting that is being solicited by our Board. Please follow the instructions on the Proxy Card. You may change your mind and cancel your Proxy Card by sending us written notice, by signing and returning a Proxy Card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a Proxy Card unless we receive it at our principal offices at the above address, not less than twenty-four (24) hours prior to the time set for the Meeting. If you sign and return the enclosed Proxy Card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “for” vote, unless you clearly vote "against" or "abstain" in respect of a specific resolution, and except for items 3 on the agenda, in which indication of personal interest is required whereby, without the appropriate indication, your votes will not be counted.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record at the close of business on August 25, 2015. You are also entitled to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee, which was one of our shareholders of record at the close of business on August 25, 2015. We are mailing the Proxy Cards to our shareholders on or about August 25, 2015, and we will solicit proxies primarily by mail. Proxy Cards will be available on the Company’s website http://www.supercom.com on or about August 25, 2015. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services. The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Under the Company's articles of association (the "Articles"), the Meeting will be convened properly if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing more than 33.333% of the voting power (the "Quorum"). If within one-half (1/2) hour from the time set for the Meeting a Quorum is not present, the Meeting will be adjourned to the same day, time and place the following week, or to another date and place as shall be determined by the Board.

Under Israeli law, broker non-votes and abstentions will be counted toward the required Quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

ITEM 1 – Appointment of independent public accountants

The Board has recommended that Deloitte Brightman Almagor Zohar & Co be appointed as the Company's independent public auditors for the fiscal year ending December 31, 2015, and further recommends that the shareholders ratify and approve the appointment. At the Meeting, shareholders will also be asked to authorize the Audit Committee of the Company to fix the remuneration of such auditors in accordance with the volume and nature of their services. With respect to fiscal year 2014, Deloitte Brightman Almagor Zohar & Co were paid $105,000 for audit services and are entitled to receive additional $15,000 for tax-related services.

    RESOLUTION NO. 1

 “RESOLVED, to appoint Deloitte Brightman Almagor Zohar & Co, as the Company's independent public accountant for the fiscal year 2015, and to authorize the Company's Audit Committee to fix the remuneration of such independent public accountant in accordance with the volume and nature of their services.”

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required in order to approve the above resolution No 1.

The Board of Directors recommends a vote FOR the foregoing resolution.

ITEM 2 –Re-election of Directors

Our Board has designated the persons named below for re-election to serve until the next Annual General Meeting of our shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the ordinary shares represented thereby “For” the election of the directors listed below (as a group). If any of such directors is unable to serve, the persons named in the proxy shall vote the ordinary shares for the election/re-election of such other nominee/director as our Board of Directors may propose. The following nominees have advised the Company that they will serve as directors upon re-election and furnish the Company with the appropriate declaration as required by Israeli Law, such declarations are available for review at our registered office.

The following provides certain relevant information concerning the proposed directors, including their principal occupation during at least the past five years.

Mrs. Tsviya Trabelsi has served as a director since November 15, 2012 and, as the Chairperson of our Board since December 27, 2012. Prior to that Mrs. Trabelsi has acted as our Chairperson from July 2010 and until December 2011. Mrs. Trabelsi is a Certified Public Accountant with extensive financial management experience in Israel and the United States. Mrs. Trabelsi holds a BA in Economics and Accounting from the University of Tel-Aviv. Mrs. Trabelsi is the wife of Mr. Arie Trabelsi our CEO.

Mr. Menachem Mirski has served as a director of the Company since 25th July, 2010 and is the founder and a partner of Raz - El Ltd., a software and system development company located in Israel. He has more than 26 years of significant experience and expertise as a software developer and project manager for embedded real time systems, including RF-based systems. Mr. Mirski holds a Bachelor of Science in Computer and Electrical Engineering from Ben-Gurion University.

      Our Articles of Association provide that the number of directors may be determined from time to time by the Board of Directors, and unless otherwise determined, the number of directors comprising the Board of Directors will be between four and ten.

RESOLUTION NO. 2

RESOLVED, to approve the Re-Election of Mrs. Tsviya Trabelsi and Mr. Menachem Mirski to serve as Directors of the Company for terms ending at the next annual general meeting of the Company’s shareholders.

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to approve the above resolution No. 2.

The Board of Directors recommends a vote FOR the foregoing resolution.

Summary Compensation Table

A recent amendment to the regulations promulgated under the Israeli Companies Law requires us to disclose the annual compensation of our five most highly compensated officers (or all the named executive officers if there are less than five) on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas.

The following table includes information for the year ended December 31, 2014 concerning the five (5) most Highly Compensated Officers of our company, (the figures below reflect the applicable cost of employment on an annual basis)[1]:

	Eli Basson	Ziv Koren	Igor Merlin	Doron Ilan[5]	Mark Raiboy

Annual salary cost and other benefits ($)[2]	220,999	184,500	191,519	94,286	108,934
Bonus ($)[3]	321,903	295,925	1,111	-	-
Equity-Based Compensation ($)[4]	-	-	174,939	196,960	96,654
Total ($)	542,902	480,425	367,569	291,246	205,588

[1] All The Highly Compensated Officers were employed on a full-time basis (100% percentage of office).

[2] Includes the Highly Compensated Officers' gross salary plus payments of (i) social benefits such as payments for savings funds, education funds, pension, severance, insurances, social security; (ii) general benefits such as car (including maintenance and gas), cell phone; and (iii) other benefits pursuant to our company's policy; including tax gross-up in respect therewith.

[3] Granted with regard to, and based on, the performance of the year ended December 31, 2013.

[4] Reflects the equity-based compensation expenses as recorded in the company's consolidated financial statements for the year ended December 31, 2014, based on the fair value of the options on the day they were granted in accordance with accounting guidance for equity-based compensation.

5 Reflects employment from January 2014 until July 2014.

ITEM 3 – Re-election of External Director for additional term of 3 years

        Our Board recommends to re-elect Mrs. Shlomit Sarusi, our External Director, to the Board of Directors of the company, to serve as an External Director of the Company for an additional three-year term starting at December 27, 2015 and ending at December 26, 2018 upon the fixed remuneration terms provided under applicable law.

Set forth below is certain information concerning Mrs. Sarusi.

Mrs. Shlomit Sarusi has served as an External director, and as a member of the audit committee and the compensation committee of the Company since December 27, 2012, She is the founder and the CEO of HCC Ltd, an e-Commerce and Smart e-Payment solutions provider, Mrs. Sarousi has more than 15 years of extensive experience in development and deployments of advanced E-Commerce, e-Payments & CRM - Mobile and internet based solutions. Mrs. Sarousi has led research, development and implementation of solutions, for various IDF' departments for over 16 years. Mrs. Sarusi holds a BA degree in Statistics, and an MBA degree from Ben Guroin University

RESOLUTION NO. 3

"RESOLVED, to approve the Re-election of Mrs. Shlomit Sarusi to the Board of Directors of the company, to serve as an External Director of the Company for an additional three-year term starting at December 27, 2015 and ending at December 26, 2018 upon the fixed remuneration terms provided under applicable law."

The approval of the above Proposal 3 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority includes at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for his or her vote to be counted with respect to this Proposal 3.

If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 3, his, her or its vote with respect to this Proposal 3 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (a) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (b) a personal interest that is not a result of connections with a controlling shareholder.

The Board of Directors recommends a vote FOR the foregoing resolution.

ITEM 4 – Presentation and Discussion of the Company's 2014 Consolidated Financial Statements

At the Meeting, the audited consolidated financial statements for the year ended December 31, 2014 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

The foregoing consolidated financial statements report for the year ended December 31, 2014, which was filed with the SEC on April 13, 2015 on a Form 20-F, is available on our website at www.supercom.com or through the EDGAR website of the SEC at www.sec.gov. None of consolidated financial statements, or the contents of our website form part of the proxy solicitation material

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

By Order of the Board of Directors.

/s/ Tsviya Trabelsi
Tsviya Trabelsi, Chairperson

Dated: August 25, 2015